Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP PROVIDES UPDATES TO THE CONSTRUCTION PLAN AND PROGRESS ON ITS NEW 3,000 TONNE PER DAY MILL AND ASSOCIATED
TAILINGS STORAGE FACILITY FOR THE YING MINING DISTRICT

Vancouver, British Columbia – February 24, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM)(NYSE American: SVM) provides updates on the construction plan and progress on its new 3,000 tonne per day flotation mill (the “New Mill”) and tailings storage facility (“TSF”) at the Ying Mining District, Henan Province, China.

The plan and the required regulatory approval process to build the New Mill and the TSF were announced on November 16, 2021. Currently, the Company has made progress in the following areas: i) agreements to lease 123.46 hectares of land have been negotiated with the local community; ii) the environmental assessment report and safety assessment report for the TSF have been completed and filed with the local county government, and the reports for the New Mill have been drafted and are to be finalized pending completion of the preliminary engineering design of the New Mill; iii) seven drill rigs are currently on site and 1,738 of 3,300 metres of foundation engineering survey drilling have been completed; and iv) contractor selection to construct 5,100 metres of drain tunnels at the TSF has been initiated.

The updated budget is estimated to be approximately US$29.8 million for the New Mill and US$38.0 million for the TSF. The New Mill will be equipped with a Knelson gold gravity separation circuit and designed to produce silver-lead, zinc, copper, and gold concentrates. The TSF may be constructed in two phases, with approximately 10.2 million cubic metres of storage capacity in Phase 1, and approximately 8.9 million cubic metres of capacity in Phase 2, for a total storage capacity of 19.1 million cubic metres. The Company expects that construction of the New Mill will be completed by the end of 2023, and Phase 1 of the TSF by the end of 2024.

The following tables summarize the estimated budget and construction schedules for the New Mill and TSF:

Category	Description	Target Completion Schedule	Estimated Expenditures
			(in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
3,000 tonne per day mill
Design & Permitting	Land Lease & Rezoning	April-22	0.3	-	0.3
	Design & Engineering	August-22	0.5	-	0.5
	Environmental & Safety Assessment	August-22	0.2	-	0.2
Construction & Equipment	Site Preparation	October-22	1.0		1.0
	Road Construction	October-23	1.7	0.3	2.0
	Mill Construction	October-23	7.5	4.6	12.1
	Equipment Acquisition	March-23	10.1	-	10.1
	Installation	October-23	1.5	0.7	2.2
	Contingency	December-23	1.0	0.4	1.4
Total Expenditures			23.8	6.0	29.8

Category	Description	Target Completion Schedule	Estimated Expenditures
			(in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
Tailings Storage Facility
Design & Permitting	Land Lease & Rezoning	April-22	3.1	-	3.1
	Design & Engineering	June-22	0.4	-	0.4
	Environmental & Safety Assessment	May-22	0.1	-	0.1
Construction	Site Preparation	December-22	2.3	-	2.3
	TSF Construction	October-24	8.5	19.7	28.2
	Contingency	December-24	1.7	2.2	3.9
Total Expenditures			16.1	21.9	38.0

The New Mill and TSF are being constructed to provide the Company with additional capacity to continue growing its existing mining operations at the Ying Mining District in light of recent successful drilling programs that have discovered new resources, to process ore from recent acquisitions, and for potential consolidation of other nearby projects. Once the New Mill is completed, the Company will decommission its No. 1 mill to have approximately 5,000 tonnes per day of milling capacity. A new training facility and R&D centre are planned at No. 1 mill site.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver, Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.